# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AEVEX Corp., CIK 0002096300
CUSIP: 00835T107
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 440 Stevens Ave, #150, Solana Beach, California (CA), 92075
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001181100

## Reporting persons
- Madison Dearborn Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 80,423,676; sole dispositive power 0; shared dispositive power 80,423,676; aggregate amount beneficially owned 80,423,676 (49.5% of the class)
  Comment: The reported amount includes 57,564,830 shares of Class A common stock ("Class A Common Stock") of the Issuer issuable upon conversion of Series B Units of Athena Technology Solutions Holdings, LLC ("Series B Units") (together with an equal number of Class B common stock ("Class B Common Stock") of the Issuer).
  
  The reported percentage is calculated based on 56,470,333 shares of Class A Common Stock outstanding as of August 12, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2026, as increased by 57,564,830 shares of Class A Common Stock issuable upon conversion of Series B Units (together with an equal number of Class B Common Stock).
- MADISON DEARBORN CAPITAL PARTNERS VII-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 80,423,676; sole dispositive power 0; shared dispositive power 80,423,676; aggregate amount beneficially owned 80,423,676 (49.5% of the class)
  Comment: The reported amount includes 57,564,830 shares of Class A common stock ("Class A Common Stock") of the Issuer issuable upon conversion of Series B Units of Athena Technology Solutions Holdings, LLC ("Series B Units") (together with an equal number of Class B common stock ("Class B Common Stock") of the Issuer).
  
  The reported percentage is calculated based on 56,470,333 shares of Class A Common Stock outstanding as of August 12, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2026, as increased by 57,564,830 shares of Class A Common Stock issuable upon conversion of Series B Units (together with an equal number of Class B Common Stock).
- MADISON DEARBORN CAPITAL PARTNERS VII EXECUTIVE-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 80,423,676; sole dispositive power 0; shared dispositive power 80,423,676; aggregate amount beneficially owned 80,423,676 (49.5% of the class)
  Comment: The reported amount includes 57,564,830 shares of Class A common stock ("Class A Common Stock") of the Issuer issuable upon conversion of Series B Units of Athena Technology Solutions Holdings, LLC ("Series B Units") (together with an equal number of Class B common stock ("Class B Common Stock") of the Issuer).
  
  The reported percentage is calculated based on 56,470,333 shares of Class A Common Stock outstanding as of August 12, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2026, as increased by 57,564,830 shares of Class A Common Stock issuable upon conversion of Series B Units (together with an equal number of Class B Common Stock).
- MADISON DEARBORN CAPITAL PARTNERS VII-C, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 80,423,676; sole dispositive power 0; shared dispositive power 80,423,676; aggregate amount beneficially owned 80,423,676 (49.5% of the class)
  Comment: The reported amount includes 57,564,830 shares of Class A common stock ("Class A Common Stock") of the Issuer issuable upon conversion of Series B Units of Athena Technology Solutions Holdings, LLC ("Series B Units") (together with an equal number of Class B common stock ("Class B Common Stock") of the Issuer).
  
  The reported percentage is calculated based on 56,470,333 shares of Class A Common Stock outstanding as of August 12, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2026, as increased by 57,564,830 shares of Class A Common Stock issuable upon conversion of Series B Units (together with an equal number of Class B Common Stock).

## Item 1. Issuer
Name of issuer: AEVEX Corp.
Address of issuer's principal executive offices: 440 Stevens Ave # 150 Solana Beach, CA 92075

## Item 2. Person Filing
Name of person filing:
This statement is being jointly filed by each of the persons below pursuant to Rule 13d-1(k) promulgated by the SEC pursuant to Section 13 of the Act, all of whom together are referred to herein as the "Reporting Persons":
(i) Madison Dearborn Capital Partners VII-B, L.P.;
(ii) Madison Deaborn Capital Partners VII Executive-B, L.P.;
(iii) Madison Deaborn Capital Partners VII-C, L.P. (together with each of the foregoing, the "MDP Funds"); and
(iv) Madison Dearborn Partners, LLC ("Madison Dearborn").
Address of principal business office or, if none, residence: 70 W. Madison Street, Suite 4600 Chicago, IL 60602
Citizenship: See responses to row 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to row 9 on each cover page.

The reported securities are directly held as follows: (i) ATS PubCo Holdings, L.P. ("ATS PubCo Holdings) directly holds 22,694,184 Class A Common Stock, (ii) ATS Management Holdings, LLC ("ATS Management Holdings") directly holds 164,662 Class A Common Stock and 411,724 Class B Common Stock and corresponding Series B Units which upon conversion will result in the issuance of an equivalent number of Class A Common Stock and (iii) ATS Investment Holdings, LLC ("ATS Investment Holdings") directly holds 57,153,106 Class B Common Stock and corresponding Series B Units which upon conversion will result in the issuance of an equivalent number of Class A Common Stock.

Each of ATS PubCo Holdings, ATS Management Holdings and ATS Investment Holdings are controlled by the MDP Funds. The ultimate general partner of each of the MDP Funds is Madison Dearborn. Paul J. Finnegan and Vahe A. Dombalagian are the sole members of the board of managers of Madison Dearborn, which has the power to vote or dispose of the securities held by the MDP Funds. By virtue of the relationships described herein, each of the Reporting Persons may be deemed to beneficially own the securities reported herein.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this statement shall not be construed as an admission that any of the Reporting Persons are, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this statement, and such beneficial ownership is expressly disclaimed by the Reporting Persons.
Percent of class: See responses to row 11 on each cover page.
Sole power to vote or to direct the vote: See responses to row 5 on each cover page
Shared power to vote or to direct the vote: See responses to row 6 on each cover page
Sole power to dispose or to direct the disposition: See responses to row 7 on each cover page
Shared power to dispose or to direct the disposition: See responses to row 8 on each cover page

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated August 14, 2026

## Signatures
- Madison Dearborn Partners LLC: /s/ Katherine M. Bryan, Katherine M. Bryan, Director, Associate General Counsel and Chief Compliance Officer (08/14/2026)
- MADISON DEARBORN CAPITAL PARTNERS VII-B, L.P.: /s/ Katherine M. Bryan, Katherine M. Bryan, Director, Associate General Counsel and Chief Compliance Officer of the General Partner of the General Partner of Madison Dearborn (08/14/2026)
- MADISON DEARBORN CAPITAL PARTNERS VII EXECUTIVE-B, L.P.: /s/ Katherine M. Bryan, Katherine M. Bryan, Director, Associate General Counsel and Chief Compliance Officer of the General Partner of the General Partner of Madison Dearborn (08/14/2026)
- MADISON DEARBORN CAPITAL PARTNERS VII-C, L.P.: /s/ Katherine M. Bryan, Katherine M. Bryan, Director, Associate General Counsel and Chief Compliance Officer of the General Partner of the General Partner of Madison Dearborn (08/14/2026)